WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2019

(In thousands)

Revenues:		
Underwriting and distribution fees	$	465,995
Shareholder service fees		93,582
Revenue sharing and other services		99,563
Total		659,140
Operating expenses:		
Distribution		366,703
Compensation and benefits		149,204
General and administrative		55,076
Technology		54,737
Occupancy		24,126
Depreciation		17,596
Total		667,442
Operating loss		(8,302)
Investment and other income (loss)		(2,060)
Interest expense		(36)
Loss before income tax benefit		(10,398)
Income tax benefit		(719)
Net loss	$	(9,679)

See accompanying notes to consolidated financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.